  

VOTE **FOR** THE MERGER



CREATING THE WORLD'S UNDISPUTED LEADER IN SILVER



SPECIAL MEETING OF SHAREHOLDERS
DECEMBER 3, 2007

Vote FOR the merger:

TO CREATE THE WORLD'S PREMIER SILVER PLAY

☑ Addition of world-class Palmarejo Project positions New Coeur as the world's undisputed leader in silver

☑ Anticipated silver and gold production growth over next two years **of over 140% and 65%, respectively**[1]

☑ Expected 50% reduction in Coeur's estimated 2009 cash operating costs[1]

☑ Adds substantial exploration / expansion potential to Coeur's existing exploration portfolio

☑ Provides an important strategic position in Mexico – the world's second largest silver producing country

☑ Coeur's underground and open-pit expertise is expected to maximize the value of the Palmarejo Project



THE COMBINED COMPANY EXPECTS TO PROVIDE ITS SHAREHOLDERS WITH
✓ *GROWTH IN PRODUCTION, RESOURCES, AND CASH FLOW*
✓ *INDUSTRY-LOW PRODUCTION COSTS*
✓ *FUTURE EXPANSION POTENTIAL*
✓ *ENHANCED EXPOSURE TO STRONG SILVER AND GOLD FUNDAMENTALS*

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[1] Management estimates and Palmarejo technical reports

Vote FOR the merger:

TO ADD THE WORLD'S PREMIER SILVER/GOLD PROJECT TO COEUR'S EXISTING ASSET BASE

This transaction provides Coeur shareholders with the opportunity to **nearly double the Company's current silver and gold production** at **materially lower production costs** with tremendous potential to **grow its resources and reserves** in the months and years ahead through **aggressive exploration**.

Palmarejo Project Overview:

- Located in northern Mexico in the prolific Sierra Madre precious metals belt

- Holdings cover more than 12,100 hectares; less than 30% has been explored to date

- Construction underway

- Production of 10.4 million silver ounces and 115,000 gold ounces expected annually beginning in 2009[1]

- Low estimated average annual cash operating costs of negative $0.41 per ounce of silver[1]



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[1] Management estimates and Palmarejo technical reports

Vote FOR the merger:

TO CREATE THE WORLD LEADER IN SILVER

The Palmarejo Project will help create an industry-leading silver production profile with anticipated silver production growth of over 140% from 2007 to 2009.

The expected production from the Palmarejo Project will reinforce New Coeur's position as the world's largest primary silver producer.





New Coeur will possess a substantial silver mineral reserve and resource base 25% larger than its closest competitor that will create opportunities for further expansion.

Industry-low forecast cash costs of under $1.75 per ounce of silver are expected to propel New Coeur's operating cash flow to twice current levels.





WE EXPECT THE MERGER WILL GENERATE VALUE FOR SHAREHOLDERS

VOTE FOR THE MERGER

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[1] Coeur management estimates, based on Palmarejo preliminary assessment completed on September 17, 2007.

[2] Analyst estimates; does not include base metals.

[3] Company has announced silver production to increase to 23 million ounces by 2009.

[4] Company announcements and SEDAR filings. Mineral resources refer to measured and indicated mineral resources and are in addition to mineral reserves.

[5] Based on analyst estimates.

[6] All cash costs are net of credits

Questions & Answers

Q: When and where is the Special Meeting of Shareholders?

The Special Meeting of Coeur shareholders will be held on December 3, 2007 at 9:30 a.m., local time, at The Coeur d'Alene Resort and Conference Center, Second Street and Front Avenue, Coeur d'Alene, Idaho.

Q: What am I being asked to vote on?

You are being asked to consider and vote upon 3 proposals:

1. Increase the authorized shares of Coeur common stock from 500,000,000 to 750,000,000 in order to provide sufficient shares to issue to Bolnisi and Palmarejo shareholders in the transactions.
2. Authorize the issuance of shares of Coeur common stock to Bolnisi and Palmarejo's shareholders.
3. The adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the above two proposals.

Q: How do I vote my Coeur common stock?

Before you vote, you should read the proxy statement in its entirety, including its Annexes, and carefully consider how the transactions affect you. Then, mail your completed, dated and signed proxy card in the enclosed return envelope or submit your proxy by telephone or over the Internet as soon as possible so that your shares can be voted at the special meeting. For more information on how to vote your shares, see the section in the proxy statement entitled "The Special Meeting — Record Date and Voting Information."

Q: As a shareholder, how will I benefit from this merger?

Coeur's board of directors unanimously believes that the transactions are in the best interests of Coeur and its shareholders, because the combined company will be **the world's leading primary silver company** in terms of annual silver production and low production costs (once the Palmarejo Project commences operations), expected growth rate of production over the next two years, and exploration potential, along with a leading silver resource base. Coeur will also be geographically diversified, with mining operations in North America, South America and Australia, ranging from exploration stage properties to development and operating properties. Coeur will remain highly leveraged to commodity prices with unhedged production and be one of the world's most liquid publicly-traded silver mining companies with listings on the NYSE and the TSX. Coeur's financial flexibility, large cash position, and balance sheet strength, will enhance its access to capital markets.

Q: What vote is required to approve the proposals?

The proposals must be adopted by the affirmative vote of a majority of the shares of Coeur common stock that are present or represented by proxy at the shareholder meeting. In addition, the total votes cast on Proposal 2 must represent a majority of the shares of common stock outstanding on the date of the special meeting. **Therefore it is important you vote today!**

Q: How does the board of directors recommend that I vote?

Coeur's board of directors unanimously recommends that Coeur's shareholders vote FOR all three proposals: FOR the amendment to Coeur's articles of incorporation: FOR the issuance of Coeur shares necessary to implement the transactions; and FOR the adjournment proposal.

Q: What do I need to do now?

Your vote is extremely important. Please sign and return your proxy card in the enclosed return envelope as soon as possible. If you have any questions or require any assistance in executing or delivering your proxy or voting instructions, please call D.F. King & Co., Inc., which is assisting Coeur, at 1-800-901-0068 (toll-free) or (collect) at (212) 269-5550.

Q: How many votes do I have?

You have one vote for each share of Coeur common stock that you own as of the Special Meeting record date on October 19, 2007.

Q: What happens if I don't indicate how to vote on my proxy card?

If you are a holder of Coeur common stock and sign and return your proxy card, but do not include instructions on how to vote, your shares will be voted FOR approval of all three proposals.

Q: May I change my vote after I have mailed my signed proxy card?

Yes. You may revoke and change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of three ways:

- First, you can send a written notice to the Coeur corporate secretary stating that you would like to revoke your proxy;
- Second, you can complete and submit a new proxy in writing, by telephone or over the Internet; or
- Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: May I vote in person?

Yes. You may attend the special meeting and vote your shares in person whether or not you sign and return your proxy card. If your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy from the record holder.

Q: Who can help answer my questions?

If you have questions about the transactions and the special meeting, including the procedures for voting your shares, please call D.F. King & Co., Inc., which is assisting Coeur, at 1-800-901-0068 (toll-free) or (collect) at (212) 269-5550.

Q: When does Coeur expect to close the transactions?

Coeur, Bolnisi and Palmarejo will complete the transactions when all of the conditions to completion of the transactions have been satisfied or waived. The parties are working toward satisfying these conditions and completing the transactions as quickly as possible. The parties currently plan to complete the transactions in the fourth quarter of 2007.

Current Mineral Reserves and Resources: Coeur

Proven Mineral Reserves[1]

Property	Location	Short tons (000's)	Grade (oz/ton) Silver	Gold	Ounces (000's) Silver	Gold
Rochester	Nevada, USA	3,720	0.66	0.007	2,436	26
Cerro Bayo	Chile	598.5	8.38	0.139	5,017	83
Martha	Argentina	33.6	78.70	0.116	2,646	3.9
San Bartolome	Bolivia	-	-	-	-	-
Kensington	Alaska, USA	-	-	-	-	-
Endeavour	Australia	9,700	1.60	-	15,420	-
Broken Hill	Australia	10,060	1.46	-	14,648	-
					40,167	112.9

Measured Mineral Resource[2]

Property	Location	Short tons (000's)	Grade (oz/ton) Silver	Gold	Ounces (000's) Silver	Gold
Rochester	Nevada, USA	12,304	0.94	0.007	11,598	88
Cerro Bayo	Chile	459	8.87	0.151	4,070	70
Martha	Argentina	21.5	52.04	0.068	1,125	2
San Bartolome	Bolivia	-	-	-	-	-
Kensington	Alaska, USA	-	-	-	-	-
Endeavour	Australia	3,800	3.00	-	11,259	-
Broken Hill	Australia	2,110	2.31	-	4,870	-
					32,922	160

Probable Mineral Reserves[1]

Property	Location	Short tons (000's)	Grade (oz/ton) Silver	Gold	Ounces (000's) Silver	Gold
Rochester	Nevada, USA	-	-	-	-	-
Cerro Bayo	Chile	552.3	7.74	0.134	4,275	74
Martha	Argentina	80.1	61.52	0.082	4,930	6.6
San Bartolome	Bolivia	46,081	3.37	-	155,389	-
Kensington	Alaska, USA	4,419	-	0.306	-	1,352
Endeavour	Australia	11,700	1.40	-	16,563	-
Broken Hill	Australia	2,840	1.18	-	3,368	-
					184,525	1,433

Indicated Mineral Resource[2]

Property	Location	Short tons (000's)	Grade (oz/ton) Silver	Gold	Ounces (000's) Silver	Gold
Rochester	Nevada, USA	2,931	0.92	0.007	2,705	21
Cerro Bayo	Chile	725	5.78	0.139	4,195	101
Martha	Argentina	35.3	60.07	0.070	2,110	2
San Bartolome	Bolivia	11,918	2.71	-	32,340	-
Kensington	Alaska, USA	3,136	-	0.199	-	623
Endeavour	Australia	4,500	3.10	-	14,105	-
Broken Hill	Australia	1,510	1.96	-	2,956	-
					50,411	747

Inferred Mineral Resource[2]

Property	Location	Short tons (000's)	Grade (oz/ton) Silver	Gold	Ounces (000's) Silver	Gold
Rochester	Nevada, USA	-	-	-	-	-
Cerro Bayo	Chile	1,145	8.40	0.155	9,606	178
Martha	Argentina	73.9	107.72	0.050	3,374	1.5
San Bartolome	Bolivia	225	1.78	-	400	-
Kensington	Alaska, USA	1,184	-	0.205	-	243
Endeavour	Australia	1,100	2.50	-	2,765	-
Broken Hill	Australia	7,260	4.64	-	33,674	-
					49,819	420

Resources: Palmarejo

Resources

	Palmarejo[3] Silver (Oz)	Gold (Oz)	Guadalupe[4] Silver (Oz)	Gold (Oz)	La Patria[5] Silver (Oz)	Gold (Oz)
Measured	32,520,000	367,000	0	0	0	0
Indicated	52,390,000	571,000	3,790,000	49,000	0	0
Subtotal	84,910,000	938,000	3,790,000	49,000	0	0
Inferred	22,290,000	203,000	35,120,000	345,000	4,030,000	171,000

PALMAREJO MEASURED RESOURCES

Au-equiv. Cutoff[1]	tonnes	Ag g/tonne	oz Ag	Au g/tonne	oz Au
0.8	5,100,000	197	32,520,000	2.22	367,000
1.0	4,700,000	213	32,040,000	2.41	363,000
1.5	3,700,000	257	30,660,000	2.93	349,000
2.0	3,100,000	297	29,380,000	3.41	337,000
2.5	2,700,000	330	28,340,000	3.81	327,000
3.0	2,400,000	360	27,330,000	4.19	318,000
3.5	2,100,000	387	26,440,000	4.53	310,000

PALMAREJO INDICATED RESOURCES

Au-equiv. Cutoff[1]	tonnes	Ag g/tonne	oz Ag	Au g/tonne	oz Au
0.8	8,800,000	184	52,390,000	2.01	571,000
1.0	7,900,000	202	51,500,000	2.20	560,000
1.5	6,100,000	249	49,070,000	2.71	534,000
2.0	5,100,000	288	46,990,000	3.14	513,000
2.5	4,300,000	324	45,120,000	3.55	493,000
3.0	3,900,000	357	43,380,000	3.93	476,000
3.5	3,300,000	389	41,750,000	4.29	461,000

PALMAREJO INFERRED RESOURCES

Au-equiv. Cutoff[1]	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	4,500,000	153	22,290,000	1.39	203,000
1.0	3,800,000	175	21,610,000	1.58	195,000
1.5	2,700,000	228	20,080,000	2.04	180,000
2.0	2,200,000	273	18,900,000	2.44	169,000
2.5	1,800,000	314	17,900,000	2.80	160,000
3.0	1,500,000	351	17,020,000	3.14	152,000
3.5	1,300,000	388	16,200,000	3.48	146,000

[1]Au-equiv./t=(Ag grade÷55). Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries.
[2]Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

Resources: Guadalupe

GUADALUPE INDICATED RESOURCES

Au-equiv./t[1] Cutoff 0 to 150m Depth	>150m Depth	tonnes	Ag g/tonne	oz Ag	Au g/tonne	oz Au
0.8	2.5	710,000	166	3,790,000	2.15	49,000
1.5	2.5	610,000	184	3,610,000	2.49	49,000
2.0	2.5	570,000	192	3,490,000	2.66	48,000
2.5	2.5	540,000	196	3,400,000	2.78	48,000
3.0	3.0	440,000	217	3,090,000	3.19	45,000
5.0	5.0	220,000	303	2,090,000	5.13	35,000
10.0	10.0	64,000	481	995,000	10.65	22,000

GUADALUPE INFERRED RESOURCES

Au-equiv./t[1] Cutoff 0 to 150m Depth	>150m Depth	tonnes	Ag g/tonne	oz Ag	Au g/tonne	oz Au
0.8	2.5	8,000,000	136	35,120,000	1.34	345,000
1.5	2.5	6,500,000	157	32,530,000	1.63	337,000
2.0	2.5	5,900,000	164	31,180,000	1.75	332,000
2.5	2.5	5,600,000	168	30,040,000	1.83	327,000
3.0	3.0	4,300,000	186	25,970,000	2.11	294,000
5.0	5.0	1,600,000	264	13,400,000	3.64	185,000
10.0	10.0	330,000	414	4,350,000	7.44	78,000

[1]Au-equiv./t=(Au grade + (Ag grade ÷55). Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries.

Resources: La Patria

LA PATRIA INFERRED RESOURCES

Au-equiv. Cutoff[1]	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	3,800,000	35	4030,000	1.49	171,000
1.0	2,600,000	43	3,600,000	1.81	152,000
1.5	1,700,000	57	3,050,000	2.34	126,000
2.0	1,200,000	67	2,660,000	2.73	109,000
2.5	830,000	82	2,190,000	3.29	88,000
3.0	530,000	104	1,770,000	4.05	69,000
5.0	260,000	149	1,250,000	5.54	46,000
10.0	71,000	242	556,000	8.06	19,000

[1]Au-equiv./t=(Au grade ÷55). Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries.

1) Mineral Reserves correspond to Ore Reserves per US SEC classification. Metal prices used to determine ore reserves were $8.00/oz. Ag and $475.00/oz. Au at Rochester; $10.00/oz Ag at Endeavor; $10.00/oz Ag and $550.00/oz. Au at Cerro Bayo and Martha; $10.12/oz Ag. at Broken Hill; $8.00/oz Ag at San Bartolome; and $550.00/oz Au at Kensington. Endeavor and Broken Hill reserves are as of June 30, 2006. A detailed discussion of the assumptions, parameters, methods and other factors used to calculate the reserves disclosed herein are contained in the most recent technical report for each of the respective properties listed above. The technical reports have been prepared in accordance with National Instrument 43-101 and are available for review on SEDAR.

2) Mineral resources are in addition to mineral reserves and have not demonstrated economic viability. A detailed discussion of the assumptions, parameters, methods and other factors used to calculate the resources disclosed herein are contained in the most recent technical report for each of the respective properties listed above. The technical reports have been prepared in accordance with National Instrument 43-101 and are available for review on SEDAR.

3) Source: Palmarejo Updated Resource Statement – September 2007 - A 0.8 g/t AuEq cutoff has been applied to Palmarejo - only those blocks with higher interpolated grade than these cut-offs have been included in the resource statement above.

4) Source: Palmarejo Updated Resource Statement – September 2007 – 0.8 g/t AuEq cut-off has been applied to Guadalupe to a depth of 150 meters below surface and a 2.5 g/t AuEq cut-off has been applied for mineral resources occurring deeper than 150 meters below surface - only those blocks with higher interpolated grade than these cut-offs have been included in the resource statement above.

5) Source: Palmarejo Updated Resource Statement – September 2007 – A 0.8 g/t AuEq cut-off has been applied to the La Patria resource estimate. Only those blocks with higher interpolated grade than this cut-off have been included in the resource statement above.

CREATING THE WORLDS UNDISPUTED LEADER IN SILVER

VOTE FOR THE MERGER



THE COEUR BOARD OF DIRECTORS STRONGLY ENCOURAGES SHAREHOLDERS

TO VOTE FOR ALL PROPOSALS AND TO APPROVE THE MERGER *TODAY!*

For additional information or question on voting for the merger, please call:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Toll-Free: 1-800-901-0068



